Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

Direct Line: 212.859.8763 Fax: 212.859.4000 Philip.Richter@friedfrank.com June 1, 2016

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ultratech, Inc.

Responses to Comments on PRRN14A filed May 27, 2016

File No. 000-22248

Dear Mr. Panos,

On behalf of Neuberger Berman LLC (“NB LLC”), a Delaware limited liability company, as well as Neuberger Berman Group LLC (“NB Group”), a Delaware limited liability company, Neuberger Berman Fixed Income Holdings LLC (“NB FI Holdings”), a Delaware limited liability company, Neuberger Berman Investment Advisers LLC (“NBIA”), a Delaware limited liability company, Benjamin Nahum, James F. McAree and Amit Solomon, Ph.D. (Mr. Solomon, and together with NB LLC, NB Group, NB FI Holdings, NBIA, Mr. Nahum and Mr. McAree, the “Neuberger Berman Participants”), attached hereto as Exhibit A are the Neuberger Berman Participants’ responses to the requests (reproduced below for your convenience) made orally to Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for the Neuberger Berman Participants, by Jennifer Lopez on May 31, 2016 and relating to Amendment No. 1 to the preliminary proxy statement on Form PRRN14A (File No. 000-22248), filed by the Neuberger Berman Participants on May 27, 2016.

•	Please provide corroborating evidence for the following two statements:

•	“Based on data from FactSet Research Systems, Inc. (“FactSet”), Ultratech’s stock price declined 47%, from its closing price of $37.30 per share on December 31, 2012 to its closing price of $19.82 per share on December 31, 2015, while during that period the total return of each of the S&P 500, Russell 2000 and the S&P Composite 1500 Semiconductor Equipment index was 53%, 39% and 63%, respectively.”

Fried, Frank, Harris, Shriver & Jacobson LLP
June 1, 2016

•	“Over this same 20 year period the total return for investors in the S&P 500 was 383% and the Russell 2000 was 368%.”

On behalf of each of the Neuberger Berman Participants, we hereby confirm to you each Neuberger Berman Participant’s acknowledgement that: the Neuberger Berman Participants are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Neuberger Berman Participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fried, Frank, Harris, Shriver & Jacobson LLP
June 1, 2016

Please contact me by phone at (212) 859-8763, by fax at (212) 859-4000 or by email at Philip.Richter@friedfrank.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Philip Richter
Philip Richter

CC:

Maxine Gerson

Managing Director and General Counsel – Corporate

Neuberger Berman LLC

Exhibit A

12/31/2012 to 12/31/2015
Ultratech, Inc.
22.99 0.18 0.79% 11:25:26 AM
Daily
High: 113.22 Low: 38.71 Chg: -46.86%
(INDEX) Ultratech, Inc. - Total Return Change: -47%
(INDEX) S&P 500 - Total Return Change: 53%
(INDEX) Russell 2000 - Total Return Change: 39%
(INDEX) S&P Composite 1500 / Semiconductor Equipment - SUB - Total Return Change: 63%
163.12
152.59
139.19
53.14
200
150
100
50
1/13
4/13
7/13
10/13
1/14
4/14
7/14
10/14
1/15
4/15
7/15
10/15
1/16
©FactSet Research Systems

12/29/1995 to 12/31/2015
Ultratech, Inc.
22.94 0.13 0.57% 11:31:52 AM
Daily
High: 164.00 Low: 25.63 Chg: -23.03%
(INDEX) Ultratech, Inc. - Total Return Change: -23%
(INDEX) S&P 500 - Total Return Change: 383%
(INDEX) Russell 2000 - Total Return Change: 368%
482.50
468.41
76.97
500
400
300
200
100
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
©FactSet Research Systems

12/29/1995 to 12/31/2015
S&P 500
Daily
2093.25 -3.71 -0.18% 11:34:50 AM
High: 497.37 Low: 97.23 Chg: 382.50%
(INDEX) S&P 500 - Total Return Change: 383%
(INDEX) Russell 2000 - Total Return Change: 368%
482.50
468.41
500
400
300
200
100
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
©FactSet Research Systems

12/29/1995 to 12/31/2015
Russell 2000
Daily
1156.90 2.10 0.18% 11:19:55 AM
High: 530.10 Low: 95.54 Chg: 368.41%
(INDEX) Russell 2000 - Total Return Change: 368%
468.41
500
400
300
200
100
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
©FactSet Research Systems

4/30/2003 to 12/31/2015
S&P Composite 1500 / Semiconductor Equipment - SUB
390.30 -0.17 -0.04% 11:34:41 AM
Daily
High: 222.93 Low: 50.93 Chg: 79.62%
(INDEX) S&P Composite 1500 / Semiconductor Equipment - SUB - Total Return Change: 80%
500
400
300
200
100
179.62
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
©FactSet Research Systems